                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 20)

                           Morgan Stanley Group Inc.
                          -------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
                         -----------------------------
                        (Title of Class of Securities)

                                  617446 10 9
                                --------------
                                (CUSIP Number)

                            Jonathan M. Clark, Esq.
                         General Counsel and Secretary
                           Morgan Stanley Group Inc.
                          1251 Avenue of the Americas
                              New York, NY 10020
                                (212) 703-4000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                               February 25, 1994
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

   Check the following box if a fee is being paid with this statement:  [_]

                                 SCHEDULE 13D
CUSIP No. 617446109
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

      Richard B. Fisher
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             29,563,085
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3-4%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      29,563,973
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 617446109
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

      John J. Mack
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             29,563,085
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1-2%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      29,563,973
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 617446109
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

      Barton M. Biggs
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          less than 1%
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             29,563,085
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1-2%
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      29,563,973
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      35.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 617446109
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON


      Each of the persons described on Appendix A.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
      (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO  (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5    (Applies to each person listed on Appendix A)   [_]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      As stated on Appendix A
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          less than 1% (Applies to each person listed
                          on Appendix A)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             29,563,085 (Applies to each person listed
                          on Appendix A)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          Less than 1% (Applies to each person
                          listed on Appendix A)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      As stated on Appendix A.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      (Applies to each person listed on Appendix A)  [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      As stated on Appendix A.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN (Applies to each person listed on Appendix A)
------------------------------------------------------------------------------

THE FOLLOWING APPLY TO EACH PERSON LISTED ON APPENDIX A:


LINE 2:     Box "A" applies

LINE 4:     00

LINE 5:     Box is not applicable.

LINE 7:     Less than 1%

LINE 8:     29,563,085

LINE 9:     Less than 1%

LINE 10:    Not applicable

LINE 12:    Box is not applicable.

LINE 14:    IN


LINE 1                                          LINE 6            LINE 11               LINE 13
                                                                 Aggregate          Percent of Class
                                                                   Amount            Represented By
  NAME                                        Citizenship     Beneficially Held     Amount in Line 11
------------------------------------          ------------    -----------------     -----------------

AARON, DEBRA M.                               USA             29,563,508                  35.2%
ABBEY, SCOTT  G.                              USA             29,563,809                  35.2%
ABDEL-MEGUID, TAREK  F.                       USA             29,563,602                  35.2%
ABE, MITSUHIRO                                Japan           29,563,085                  35.2%
ABOURACHED,  CHARBEL  E.                      USA             29,563,406                  35.2%
ABRAMOVITZ,  DEBRA                            USA             29,563,422                  35.2%
ACKERMAN III, WARREN                          USA             29,563,085                  35.2%
ADAIR, BARRY  L.                              USA             29,563,428                  35.2%
ADAMS,  JOHN  C.                              USA             29,563,395                  35.2%
ADAMS, NICHOLAS                               UK              29,563,085                  35.2%
ALBERS,  ALEXANDRIA                           USA             29,563,470                  35.2%
ALKIRE, JOHN  R.                              USA             29,563,271                  35.2%
ALLEN, PETER  G.                              USA             29,563,735                  35.2%
ALLEY, STEVEN  J.                             USA             29,563,394                  35.2%
ALLWIN, JAMES  M.                             USA             29,563,901                  35.2%
ALMERINI, LOUIS  A.                           USA             29,563,444                  35.2%
AMATO, DANIELLE  D.                           USA             29,563,495                  35.2%
ANDA, JON  A.                                 USA             29,563,488                  35.2%
ANDERSON, R.  JAMIE                           Canada          29,563,085                  35.2%
ANDRYC, PHILIP  J.                            USA             29,563,746                  35.2%
ANFANG,  RICHARD  L.                          USA             29,563,399                  35.2%
ANGEVINE, ROBERT  E.                          USA             29,563,549                  35.2%
ANTONACCI, CARMINE                            USA             29,566,449                  35.3%
ARMITAGE,  MICHAEL  R.                        UK              29,563,085                  35.2%
ARMSTRONG, JOHN  G.                           UK              29,567,743                  35.3%
ARMSTRONG, R.  MICHAEL                        USA             29,563,338                  35.2%
ATKINSON,  RICHARD  N.                        UK              29,563,085                  35.2%
ATKINS,  CHARLES  N.                          USA             29,563,273                  35.2%
ATWELL, R.  WAYNE                             USA             29,563,271                  35.2%
AYERS,  JONATHAN  W.                          USA             29,563,427                  35.2%
BAIRD, STEPHEN  W.                            USA             29,563,976                  35.2%
BAKER, DAVID  M.                              USA             29,563,301                  35.2%
BALSBAUGH, R.  DUNCAN                         USA             29,563,442                  35.2%
BANDEEN,  BONNIE  MIAO                        USA             29,565,377                  35.3%
BANDEEN, ROBERT  D.                           Canada          29,563,382                  35.2%
BARANCIK, GARY  S.                            USA             29,563,085                  35.2%
BARBER, RICHARD  T.                           USA             29,564,087                  35.2%
BARBER, THOMAS  K.                            Canada          29,563,085                  35.2%
BARDEN, ROBERT  A.                            USA             29,563,406                  35.2%
BARDWELL, TIMOTHY  J.                         UK              29,563,085                  35.2%
BARTH-WEHRENALP, GERALD P.                    USA             29,563,436                  35.2%
BARTOLOTTA, FRANK  J.                         USA             29,563,500                  35.2%
BASES,  EDWARD  H.                            USA             29,563,329                  35.2%
BAYER, JEROME  W.                             USA             29,563,484                  35.2%
BEALE, CHRISTOPHER  W.                        Australia       29,563,085                  35.2%
BECHTEL, KAREN  H.                            USA             29,563,852                  35.2%
BEDELL, JAMES  M.                             USA             29,563,253                  35.2%
BELL, JAMES  J.                               USA             29,563,289                  35.2%
BENARDETE, STEVEN  M.                         USA             29,565,051                  35.3%
BENJAMIN JR, S.  NICOLL                       USA             29,563,544                  35.2%
BERCHTOLD, MICHAEL  J.                        USA             29,563,374                  35.2%
BERGMAN, BARRY                                USA             29,563,387                  35.2%
BERGMAN, JEROME                               USA             29,563,423                  35.2%
BERG, JENNIFER  H.                            USA             29,563,339                  35.2%
BERNER III, ROBERT  L.                        USA             29,563,395                  35.2%
BIANCO, FRANK                                 USA             29,563,452                  35.2%
BILLINGS, MARK  B.                            USA             29,563,362                  35.2%
BILOTTI JR, RICHARD  A.                       USA             29,563,085                  35.2%
BILSBY,  KEVIN  A.                            UK              29,563,085                  35.2%
BIRDSALL,  JOHN  S.                           USA             29,563,418                  35.2%
BLACK MACKINNON, SUSAN L.                     USA             29,563,414                  35.2%
BLAIN, PAUL  F.                               UK              29,567,043                  35.3%
BLAIR, DAVID  H.                              USA             29,563,717                  35.2%
BLAIS,  WILLIAM  L.                           USA             29,563,723                  35.2%
BLUMSTEIN, MICHAEL  W.                        USA             29,563,208                  35.2%
BODSON, MICHAEL  C.                           USA             29,563,440                  35.2%
BOHL, THERESA  J.                             USA             29,563,412                  35.2%
BOK, SCOTT  L.                                USA             29,563,415                  35.2%
BONOFF, AMY  L.                               USA             29,563,729                  35.2%
BOOKSTABER, RICHARD  M.                       USA             29,563,470                  35.2%
BOPP, WALTER  S.                              USA             29,563,759                  35.2%
BOROSH,  DAVID  A.                            USA             29,563,138                  35.2%
BOSCO, ANTHONY  B.                            USA             29,563,409                  35.2%
BOUTROS,  GEORGE                              Lebanon         29,563,395                  35.2%
BOVICH, FRANCINE  J.                          USA             29,563,085                  35.2%
BRADEN, WYTHE  E.                             USA             29,563,527                  35.2%
BRADFORD, LESLIE  EMBS                        USA             29,563,909                  35.2%
BRAKEBILL, SCOTT  R.                          USA             29,563,488                  35.2%
BRENNAN, DONALD  P.                           USA             29,563,973                  35.2%
BRESLOW,  STUART  J.M.                        USA             29,563,461                  35.2%
BRIERWOOD, DAVID  C.                          UK              29,567,590                  35.3%
BRILLE, BRIAN  J.                             USA             29,563,374                  35.2%
BROCK, WILLIAM  G.                            Canada          29,575,452                  35.3%
BROLLEY, KEVIN                                USA             29,563,085                  35.2%
BROOKE, PAUL  A.                              USA             29,563,717                  35.2%
BROWNE, KEVIN  J.                             USA             29,563,453                  35.2%
BROWN, DOUGLAS  L.                            USA             29,563,085                  35.2%
BROWN, JEFFRY  P.                             USA             29,563,440                  35.2%
BROWN, KEITH                                  UK              29,584,339                  35.3%
BRUNDLER, ADOLF                               Switzerland     29,563,085                  35.2%
BRYANT, MALCOLM  P.                           UK              29,563,085                  35.2%
BRYCE, COLIN                                  UK              29,567,206                  35.3%
BUBB, NICHOLAS                                UK              29,566,619                  35.3%
BUCK, LEE  M.                                 USA             29,566,913                  35.3%
BUECHTER, MARKUS                              Germany         29,563,085                  35.2%
BUNCHE  JR,  RALPH  J.                        USA             29,563,433                  35.2%
BURKE, LAUREN  M.                             USA             29,563,085                  35.2%
BURNS, DENNIS  J.                             USA             29,563,759                  35.2%
BUSCH,  MAY  C.                               USA             29,563,410                  35.2%
BUTLER, MICHAEL  J.                           USA             29,563,304                  35.2%
BUTT, STEPHEN  C.                             UK              29,589,027                  35.3%
BYRD, CAREN                                   USA             29,563,432                  35.2%
BYRNES, FRANCIS  J.                           USA             29,563,345                  35.2%
CALDECOTT, P. DOMINIC                         UK              29,569,347                  35.3%
CALLAHAN, DANIEL  H.                          USA             29,563,085                  35.2%
CANTWELL, JAMES  G.                           USA             29,563,314                  35.2%
CAPPUCCI, GUY  T.                             USA             29,563,350                  35.2%
CAPUTO, A.  MACDONALD                         USA             29,563,901                  35.2%

CAREY, JAMES  P.                USA         29,563,549      35.2%
CARLETON, BRUCE  T.             USA         29,569,246      35.3%
CARLIN, JANE  D.                USA         29,563,418      35.2%
CARLTON, PAMELA  G.             USA         29,563,440      35.2%
CARMICHAEL, TERENCE  P.         USA         29,563,461      35.2%
CARR JR,  LOUIS  J.             USA         29,563,901      35.2%
CARRARA JR, MATTHEW  A.         USA         29,563,292      35.2%
CARROLL JR,  JESSE  L.          USA         29,569,339      35.3%
CARROLL, DAVID  C.              USA         29,563,336      35.2%
CARRON, ELLEN  F.               USA         29,563,569      35.2%
CARUSO, CHRISTOPHER  J.         USA         29,563,446      35.2%
CASSEDY, MICHAEL  J.            USA         29,563,563      35.2%
CASSOU, BEATRICE  M.            USA         29,563,374      35.2%
CASTELLANO, RICHARD  R.         USA         29,563,471      35.2%
CHAMBERLAIN, STEPHEN  P.        UK          29,566,543      35.3%
CHAMMAH, WALID  A.              Lebanon     29,563,085      35.2%
CHAN, JOE  M.F.                 Hong Kong   29,563,085      35.2%
CHENEVIX-TRENCH, JONATHAN       UK          29,563,085      35.2%
CHENG, JAMES  K.K.              Malaysia    29,563,085      35.2%
CHESTER III,  JOHN  E.          USA         29,563,447      35.2%
CHIARELLO, GUY                  USA         29,563,393      35.2%
CHIN, EAN  WAH                  Malaysia    29,563,085      35.2%
CHURCHOUSE, FREDERICK P.        New Zealand 29,563,085      35.2%
CHUTTER, JESSICA  C.            USA         29,563,395      35.2%
CITRINO, MARY  ANNE             USA         29,563,395      35.2%
CLARK,  JONATHAN  M.            USA         29,563,085      35.2%
CLARK, MAYREE  C.               USA         29,563,717      35.2%
CLARK, WILLIAM  THOMAS          USA         29,565,031      35.3%
CLEMENTE LA BRUM, J. PAUL       USA         29,564,098      35.2%
CLEPHANE, THOMAS  P.            USA         29,563,759      35.2%
CLIFFORD,  KENNETH  F.          USA         29,563,416      35.2%
COBBY, NIGEL                    UK          29,565,427      35.3%
COHAN,  TIMOTHY  P.             USA         29,563,403      35.2%
COHEN, BRUCE  L.                USA         29,563,403      35.2%
COHEN, DAVID  L.                USA         29,563,469      35.2%
COHEN, LAWRENCE  H.             USA         29,563,400      35.2%
COLBY-JONES, LISA  R.           USA         29,563,487      35.2%
COLEMAN JR,  JOHN  C.           USA         29,566,412      35.3%
COLEY II, JAMES C.              USA         29,563,398      35.2%
COLE, JAMES  S.                 USA         29,563,421      35.2%
COMFORT, STEPHANIE  G.          USA         29,563,085      35.2%
CONNOR, MARY  T.                USA         29,563,368      35.2%
COOK, PETER  T.                 USA         29,564,606      35.3%
COOPER,  ALASTAIR  W.P.         UK          29,563,085      35.2%
COOPER,  SCOTT  H.              Canada      29,563,395      35.2%
CORDNER,  CARTER  W.            USA         29,563,443      35.2%
CORDY, STEPHEN  C.              USA         29,563,412      35.2%
CORRADO,  CHRISTOPHER  F.       USA         29,563,409      35.2%
CORSI, STEFANO                  Italy       29,563,362      35.2%
CORY, CHARLES  R.               USA         29,563,500      35.2%
COUGHLAN,  GERALD  E.           Canada      29,563,085      35.2%
COWAN, MICHAEL  J.J.            UK          29,568,619      35.3%
COWNIE, STEVEN  R.              USA         29,564,478      35.3%
COX, CHRISTOPHER                UK          29,563,085      35.2%
COYNER,  KEVIN  B.              USA         29,563,395      35.2%
CRANDALL, TERRANCE  M.          USA         29,563,493      35.2%
CREGAN, JOHN  F.                USA         29,563,563      35.2%
CRESHAM, EILEEN  F.             USA         29,563,939      35.2%
CRNKOVICH, PETER  N.            USA         29,564,065      35.2%
CROFT, ROBERT  G.E.             UK          29,563,085      35.2%
CROMPTON, JOHN  D.              UK          29,563,085      35.2%
CROWDER, GARRY  B.              USA         29,563,456      35.2%
CROWE, MICHAEL  A.              USA         29,563,554      35.2%
CRUZ, ZOE                       Greece      29,563,717      35.2%
CRYSTAL, BRUCE  A.              USA         29,563,456      35.2%
CUMMINS, NEIL  A.               USA         29,568,856      35.3%
CUNNINGHAM, MICHAEL  JOHN       UK          29,563,085      35.2%
CUNNINGHAM, PETER               USA         29,563,374      35.2%
CURLEY, JOHN  F.                USA         29,563,961      35.2%
CURTIS, MICHAEL  S.             USA         29,563,374      35.2%
CURTIS, PAUL  D.                USA         29,563,359      35.2%
CZINSKY, MICHAEL  J.            USA         29,563,415      35.2%
DAL LAGO,  FRANK  C.            USA         29,563,404      35.2%
D'ANGELO, PETER  J.             USA         29,563,595      35.2%
DANIEL, PAUL  R.                UK          29,571,315      35.3%
D'ANTONIO,  STEPHEN  H.         USA         29,563,351      35.2%
DAVIDSON III,  NORTON  A.       USA         29,571,212      35.3%
DAVIDSON, JOHN  H.              USA         29,563,830      35.2%
DAVIDSON III, JOHN  P.          USA         29,563,085      35.2%
DAVIS  JR,  JOSEPH  F.          USA         29,563,553      35.2%
DAVIS, BARRY                    USA         29,563,594      35.2%

DAVIS, FLORENCE  A.           USA           29,563,480  35.2%
DAWSON, KENNETH  E.           UK            29,567,909  35.3%
DE CHAZAL, GUY  L.            USA           29,564,297  35.2%
DE COTIS, DEBORAH  A.         USA           29,563,746  35.2%
DE MONTFORT, PIERS            UK            29,567,234  35.3%
DE REGT, KENNETH  M.          USA           29,563,852  35.2%
DE SAINT-AIGNAN, PATRICK      USA           29,563,852  35.2%
DE WAZIERS, MARTIN            France        29,563,443  35.2%
DEAN,  GORDON  G.             USA           29,563,395  35.2%
DEAN, ANGELA  H.              UK            29,563,085  35.2%
DEE, MICHAEL  E.              USA           29,563,427  35.2%
DELECROIX, MICHEL             UK            29,563,085  35.2%
DESALVO, MATTHEW  S.          USA           29,564,365  35.2%
DEYOUNG, ROBERT  G.           USA           29,564,144  35.2%
DHAR, MADHAV                  India         29,564,064  35.2%
DIDIER, NICHOLAS  V.          Luxembourg    29,563,352  35.2%
DIXON, ROBERT  D.             USA           29,563,289  35.2%
DOHA,  NASEER                 Bangladesh    29,563,085  35.2%
DONOGHUE,  MICHAEL  J.        USA           29,563,363  35.2%
DORAN JR,  WILLIAM  M.        USA           29,563,717  35.2%
DORFMAN, JONATHAN  L.         USA           29,563,367  35.2%
DOSHI,  MIHIR  J.             India         29,563,354  35.2%
DOYLE, GAVIN  J.              USA           29,567,530  35.3%
DUFF, PHILIP  N.              USA           29,563,471  35.2%
DUNETZ, ALAN  A.              USA           29,563,351  35.2%
DUNO, ALPHONSUS  J.           USA           29,563,412  35.2%
DYAL, GORDON  E.              USA           29,563,251  35.2%
EDWARDS, JEFFREY  G.          USA           29,563,255  35.2%
EGAN, GEORGE  W.              USA           29,563,444  35.2%
ELSWOOD, MARK  H.             UK            29,568,759  35.3%
ENDROM,  ELIZABETH  M.        USA           29,563,423  35.2%
ENGLISH JR,  FRANK  E.        USA           29,563,563  35.2%
ERENBERG, HARVEY  B.          USA           29,565,540  35.3%
ESAKI,  HOWARD  Y.            USA           29,563,085  35.2%
ESPOSITO, JAMES  S.           USA           29,563,413  35.2%
ESSIG, KARL  P.               USA           29,565,038  35.3%
ESTES, SUSAN  M.              USA           29,563,444  35.2%
EVANS, R.  BRADFORD           USA           29,563,961  35.2%
EWELL, C.  DANIEL             USA           29,563,374  35.2%
FANG, KEVIN  S.               USA           29,563,337  35.2%
FAN, LINDA  C.                USA           29,563,415  35.2%
FANLO, IGNACIO  J.            USA           29,563,085  35.2%
FAWCETT, AMELIA  C.           USA           29,563,431  35.2%
FEIGELES, EDWARD  M.          USA           29,563,308  35.2%
FELDMAN, KIRSTEN  J.          Canada        29,563,659  35.2%
FELIX, RICHARD  B.            USA           29,563,918  35.2%
FELLOWS,  BOYD  W.            USA           29,563,388  35.2%
FEUERMAN, KURT  A.            USA           29,563,411  35.2%
FIEDOREK, BRUCE  D.           USA           29,563,901  35.2%
FINNEGAN,  DANIEL  M.         USA           29,563,289  35.2%
FINNICAN, PETER  M.           USA           29,563,391  35.2%
FISHER IV,  GEORGE  ROSS      USA           29,564,317  35.2%
FLEISCHER, SPENCER  C.        USA           29,567,137  35.3%
FLOOD JR,  EUGENE             USA           29,563,473  35.2%
FLYNN, THOMAS  J.             USA           29,563,438  35.2%
FOLEY, JOSEPH  G.             USA           29,563,185  35.2%
FOSTER, CEDRIC  G.            USA           29,564,163  35.2%
FOX,  NIGEL                   UK            29,563,085  35.2%
FRALICK, JAMES  S.            USA           29,565,293  35.3%
FRANCESCOTTI, MARIO           UK            29,579,625  35.3%
FRANCOIS-PONCET, ANDRE        France        29,563,085  35.2%
FREEMAN, IVAN  K.             USA           29,563,415  35.2%
FRIEDMAN,  CATHERINE  J.      USA           29,563,395  35.2%
FRIEDMAN, PHILIP  W.          USA           29,563,333  35.2%
FRIED, PETER  C.              USA           29,563,389  35.2%
FRIEND, WARREN  H.            USA           29,563,366  35.2%
FROST, RONALD  X.             USA           29,563,452  35.2%
FUTAKI, AKIFUMI               Japan         29,563,085  35.2%
GALBRAITH, EVAN  G.           USA           29,563,550  35.2%
GALGANO, V.  JAMES            USA           29,563,442  35.2%
GALLAGHER, PAUL  J.           USA           29,563,575  35.2%
GALPER,  MIRON                USA           29,563,435  35.2%
GARBER, VICTOR  S.            USA           29,563,527  35.2%
GARONZIK, NEAL                USA           29,599,421  35.3%
GARTIN, CLINTON  G.           USA           29,563,559  35.2%
GARTLAND, ROBERT  F.          USA           29,563,852  35.2%
GAULT,  BERNARD               France        29,563,085  35.2%
GEORGE, PATRICK  ROBERT       France        29,563,085  35.2%
GEORGE, TIMOTHY  M.           USA           29,563,759  35.2%
GHAFFARI, PAUL  B.            USA           29,563,115  35.2%
GIOBBE, EDWARD  N.            USA           29,563,493  35.2%

GIORGIO, MICHAEL  C.          USA           29,563,526  35.2%
GLAS, MICHEL  T.              France        29,563,085  35.2%
GOEHRKE, GARY  T.             USA           29,564,196  35.2%
GOLDBERG, ALAN  E.            USA           29,563,759  35.2%
GOLDBERG, CRAIG               USA           29,563,147  35.2%
GOLDSMITH, RICHARD  A.        USA           29,563,373  35.2%
GOLDSTEIN, CAROL  S.          USA           29,563,361  35.2%
GOLDSTEIN, ROSS  H.           USA           29,563,412  35.2%
GORDON-BROWN, PAUL  D.        UK            29,563,085  35.2%
GORDON, MARC  W.              USA           29,563,481  35.2%
GORT, MICHAEL  A.             USA           29,563,370  35.2%
GOULD III,  RICHARD  G.       USA           29,573,523  35.3%
GRAHAM, JAMES  R.             Ireland       29,563,085  35.2%
GRANT, DENNIS  G.             USA           29,563,387  35.2%
GRAY,  STEPHEN  E.            UK            29,563,085  35.2%
GRAY, GORDON  S.              USA           29,563,852  35.2%
GREENSHIELDS, SIMON           UK            29,563,502  35.2%
GREMONT, ARNAUD JEAN-MARIE    France        29,563,085  35.2%
GRIFFIN, MARK  W.             Canada        29,563,408  35.2%
GRISHAM,  JAMES  WAYNE        USA           29,563,435  35.2%
GROHSKOPF  JR, ROBERT  H.     USA           29,563,367  35.2%
GRONQUIST,  CATHERINE  D.     USA           29,563,438  35.2%
GROS, FRANCISCO R.A.          Brazil        29,563,085  35.2%
GRZECZKA,  KEITH  L.          USA           29,563,380  35.2%
GULLEY,  MARK  R.             USA           29,563,417  35.2%
GUTHEIM, PAUL  G.             USA           29,563,461  35.2%
GYE, DAVID  H.                UK            29,563,085  35.2%
HAFFNER, LYNN  CARLOS         USA           29,564,291  35.2%
HAGER,  FRANCIS  J.           USA           29,563,387  35.2%
HALL II,  PERRY  E.           USA           29,565,323  35.3%
HALL, C.  BARROWS             USA           29,563,717  35.2%
HALSEY, AMINDA  P.            USA           29,563,271  35.2%
HAMILTON,  PETER  F.          USA           29,563,439  35.2%
HAMMAR, BENGT                 Sweden        29,563,567  35.2%
HANEY, WILLIAM  C.            USA           29,564,015  35.2%
HANTHO, MARK  A.              Canada        29,563,085  35.2%
HARA, FUSAO                   Japan         29,563,085  35.2%
HARLAND, CHRISTOPHER  M.      USA           29,563,435  35.2%
HARMAN, WILLIAM  R.           USA           29,563,603  35.2%
HARPE,  MICHAEL  G.           Canada        29,563,387  35.2%
HARRINGTON, ANNA  R.          USA           29,563,085  35.2%
HARRISON, MARK  E.            UK            29,563,903  35.2%
HASSEN, THOMAS  E.            USA           29,563,717  35.2%
HAVENS, JOHN  P.              USA           29,563,717  35.2%
HAY, MARIANNE  LAING          UK            29,563,085  35.2%
HAYASHI, KAZUSHI              Japan         29,563,085  35.2%
HAYES,  MICHAEL  A.           UK            29,563,085  35.2%
HAYES, DAVID  L.              USA           29,563,289  35.2%
HAYTHE, DAVID  O.             USA           29,566,929  35.3%
HEATH, STEPHEN M.             UK            29,564,839  35.3%
HEGGLIN, DANIEL  R.           Switzerland   29,567,799  35.3%
HELLMERS, PAUL  E.            USA           29,563,448  35.2%
HEMEL,  ERIC  I.              USA           29,563,144  35.2%
HENDRY,  DANIELE  N.          Switzerland   29,563,085  35.2%
HENNESSY, ROBERT  F.          USA           29,563,476  35.2%
HEPBURN, JOHN  K.             Canada        29,576,399  35.3%
HEYES, RICHARD  C.            UK            29,563,085  35.2%
HIGGINS, WILLIAM  X.          USA           29,563,552  35.2%
HILL II,  JOSEPH  W.          USA           29,563,618  35.2%
HILZENRATH, EUGENE  B.        USA           29,563,432  35.2%
HINTZ, CHARLES  B.            USA           29,563,580  35.2%
HIRSCH, STEVEN  E.            USA           29,563,452  35.2%
HOCH,  JAMES  S.              USA           29,563,395  35.2%
HOCH, KENNETH  C.             USA           29,563,439  35.2%
HOFFMAN, MICHAEL  C.          USA           29,563,393  35.2%
HOLLIHAN III,  JOHN  P.       USA           29,563,563  35.2%
HOLZSCHUH, JEFFREY  R.        USA           29,563,461  35.2%
HULLAR, JOHN  P.              USA           29,563,365  35.2%
HULTQUIST, TIMOTHY  A.        USA           29,579,825  35.3%
HUNEKE III,  JOHN  H.         USA           29,563,514  35.2%
HUNTLEY, KRISTEN  S.          USA           29,563,374  35.2%
IMANISHI, JUN                 Japan         29,563,085  35.2%
IMRIE, BRIAN  C.              Canada        29,563,085  35.2%
IP, HONSUM                    Hong Kong     29,563,085  35.2%
ISASI, LUIS                   Spain         29,564,091  35.2%
ISHIKAWA, HIROSHI             Japan         29,563,085  35.2%
IVERSON, KEITH  W.            Canada        29,563,481  35.2%
IVES, BRUCE  S.               USA           29,563,519  35.2%
JACKSON, PAUL  J.             UK            29,563,085  35.2%
JAMES, GEORGE  MICHAEL        USA           29,571,012  35.3%
JANER, RAGNAR  L.             USA           29,563,085  35.2%

JANSON, MICHAEL  M.           USA          29,564,700  35.3%
JARROLD, GEORGE  F.           USA          29,563,449  35.2%
JEFFE, ROBERT  A.             USA          29,563,852  35.2%
JENKINS, PAUL  R.             UK           29,568,333  35.3%
JOHANSSON,  JERKER  M.        Sweden       29,563,395  35.2%
JOHNSON, DAVID                USA          29,566,432  35.3%
JOHNSON, R. SHELDON           USA          29,563,759  35.2%
JOHNSTON, CHARLES  I.         USA          29,563,578  35.2%
JONES, ALAN  K.               USA          29,563,085  35.2%
JONES, DONALD  J.             USA          29,563,407  35.2%
JONES, MARGARET  K.           USA          29,563,348  35.2%
JONES, ROBERT  W.             USA          29,565,352  35.3%
JOYCE JR, RICHARD  E.         USA          29,563,391  35.2%
JUTERBOCK, THOMAS  M.         USA          29,564,017  35.2%
KAGEYAMA, TOSHIJI             Japan        29,563,121  35.2%
KAITO, MASAO                  Japan        29,563,085  35.2%
KAMEN, ERIC  M.               USA          29,563,523  35.2%
KAMINS, HAROLD  W.            USA          29,563,291  35.2%
KANAMITSU, YASUO              Japan        29,563,085  35.2%
KANAREK, DOUGLAS  H.          USA          29,563,852  35.2%
KANI, TAKEO                   Japan        29,563,085  35.2%
KARCHES, PETER  F.            USA          29,563,973  35.2%
KARY, MARK  R.                UK           29,563,085  35.2%
KASANOFF,  KATHRYN  JONAS     USA          29,563,359  35.2%
KASSAN, ALAN                  USA          29,563,348  35.2%
KASSIN, PHILIP                USA          29,563,485  35.2%
KAUFFMAN,  RICHARD  L.        USA          29,563,085  35.2%
KAZILIONIS, PAUL  D.          USA          29,563,500  35.2%
KELLEHER,  THOMAS  C.         UK           29,563,085  35.2%
KELLEY, SCOTT  M.             USA          29,563,374  35.2%
KELLNER, PETER  L.            USA          29,566,640  35.3%
KELLY, GEORGE  J.             USA          29,563,473  35.2%
KELLY, TIMOTHY  D.            USA          29,563,432  35.2%
KENEFICK, STEPHEN             USA          29,563,085  35.2%
KENT,  DAVID  S.              Australia    29,563,085  35.2%
KENT, RONALD  S.              UK           29,565,167  35.3%
KIDWELL,  JEFFREY  S.         USA          29,563,418  35.2%
KIHLE, DAG                    Norway       29,565,271  35.3%
KIMAK, MARK  M.               USA          29,563,461  35.2%
KIMBALL, PAUL  G.             USA          29,563,852  35.2%
KIMEDA, TOSHIO                Japan        29,563,102  35.2%
KINDRED, JONATHAN  B.         USA          29,563,415  35.2%
KING, GEORGE                  USA          29,563,489  35.2%
KINKEAD, BRIAN  M.            USA          29,563,390  35.2%
KIRKLAND, DEREK  G.           USA          29,563,415  35.2%
KISHIMOTO, SATOSHI            Japan        29,563,444  35.2%
KNEISEL, WILLIAM  J.          USA          29,567,582  35.3%
KOEDERITZ, CANDICE  E.        USA          29,563,788  35.2%
KOENEN, AUSTIN  V.            USA          29,563,674  35.2%
KOERLING, HEINRICH            Germany      29,569,513  35.3%
KOHNHORST, ADOLF              Netherlands  29,563,085  35.2%
KOLLAR,  JOHN  S.             USA          29,563,112  35.2%
KOURAKOS JR,  WILLIAM         USA          29,563,410  35.2%
KRAMMER, MARLENE  G.          USA          29,563,431  35.2%
KRAUSE, PETER  C.             USA          29,563,739  35.2%
KREITLER JR,  CARL J.         USA          29,563,327  35.2%
KRESSNER, J. THOMAS           Sweden       29,565,705  35.3%
KROM III,  FREDERICK  B.      USA          29,563,594  35.2%
KUPHALL,  GRANT  F.           USA          29,563,434  35.2%
KURTZ, PATRICIA  A.           USA          29,563,465  35.2%
KUSHMA, DEBRA  A.F.           USA          29,563,193  35.2%
LA ROCHE, ELAINE              USA          29,563,852  35.2%
LADD,  SUSAN  C.              USA          29,563,397  35.2%
LAMOUNTAIN, JON               USA          29,563,445  35.2%
LANCKSWEERT, DOMINIQUE        Belgium      29,563,977  35.2%
LANDERS JR,  JOHN  Q.         USA          29,563,271  35.2%
LANDI, ANTHONY  J.            USA          29,563,901  35.2%
LANDMAN,  DAVID               USA          29,563,434  35.2%
LANDRY,  CHRISTINA M.         USA          29,563,333  35.2%
LANDRY, BRENDA  LEE           USA          29,565,609  35.3%
LANGSAM,  JOSEPH  A.          USA          29,563,562  35.2%
LANZA, ROBERT  W.             USA          29,563,746  35.2%
LARKINS, GARY  T.             USA          29,563,500  35.2%
LARSON,  ERIC  J.             USA          29,563,154  35.2%
LASHENDOCK, MICHAEL  J.       USA          29,563,402  35.2%
LATAINER, GARY  D.            USA          29,563,608  35.2%
LATIF,  NADIR S.              UK           29,563,085  35.2%
LAXMI, JOHN  S.               USA          29,563,743  35.2%
LAYNG, JOHN  G.               USA          29,564,555  35.3%
LEACH, BRIAN                  USA          29,563,390  35.2%
LEBLANC, PAUL  L.             USA          29,563,420  35.2%

LEBOWITZ, MICHAEL             USA          29,563,412  35.2%
LEIMER,  WILLI  KURT          Austria      29,563,085  35.2%
LEITCH,  DONALD  S.           USA          29,563,387  35.2%
LEVINE, JOSHUA  S.            USA          29,563,430  35.2%
LEVIN, DEBRA  J.              USA          29,563,175  35.2%
LEVY,  THOMAS  A.             USA          29,563,290  35.2%
LEWIS JR,  WILLIAM  M.        USA          29,563,717  35.2%
LIANG, JAMES  L.              USA          29,563,085  35.2%
LICHNER,  JEANNETTE  A.       USA          29,563,392  35.2%
LIN, PATRICK  C.              USA          29,563,228  35.2%
LIPPMANN, MARIANNE  J.        USA          29,563,341  35.2%
LIPTON, STEPHEN  C.           UK           29,563,085  35.2%
LITTLE, JAMES  W.             USA          29,563,289  35.2%
LIU, ANDREW  Y.S.             UK           29,567,217  35.3%
LIU, THEODORE  EM-PO          USA          29,563,085  35.2%
LLOYD, ELAINE  C.             USA          29,563,471  35.2%
LOARIE,  ROBERT  J.           USA          29,563,120  35.2%
LOCOSA, LAURA  E.             USA          29,563,348  35.2%
LODEN, NEIL  ANDREW           UK           29,563,085  35.2%
LORENTZEN, KENT  R.           USA          29,564,548  35.3%
LOURIE, JONATHAN  H.          USA          29,563,316  35.2%
LUCAYA, JORGE                 Spain        29,563,085  35.2%
LUND, DAVID                   USA          29,563,443  35.2%
LUNN, ROBERT  J.              USA          29,563,746  35.2%
LYCHE, EINAR  OLOF            Norway       29,563,085  35.2%
LYCHE, IVER                   USA          29,563,627  35.2%
LYLES JR,  RAY  V.            USA          29,563,575  35.2%
LYNCH,  ELIZABETH  W.         USA          29,563,324  35.2%
MACDONALD, GAVIN  L.          UK           29,563,085  35.2%
MACKIN, JOHN  J.              USA          29,563,493  35.2%
MAGEE,  STEVEN  G.            USA          29,563,412  35.2%
MAGUIRE,  J.  ROBERT          USA          29,563,434  35.2%
MAHER, MICHAEL G.             USA          29,563,732  35.2%
MAHONEY, JAMES  P.            USA          29,563,598  35.2%
MAHON,  JAMES  J.             USA          29,564,321  35.2%
MAIT, MICHELE  M.             USA          29,564,103  35.2%
MALONE, CHRISTIAN  B.         USA          29,563,412  35.2%
MAMDANI,  MAHMOUD  A.         USA          29,563,395  35.2%
MANGI, JOSEPH  A.             USA          29,563,476  35.2%
MANSON, CHRISTOPHER J.J.      USA          29,563,085  35.2%
MARATOS, JASON  G.            Greece       29,563,085  35.2%
MARKS, KENNETH  R.            USA          29,563,761  35.2%
MARTINEZ, LOURDES LINDEN      USA          29,563,433  35.2%
MARTIN,  M.  PAUL             USA          29,563,419  35.2%
MARTOCCHIO,  DONALD  A.       USA          29,563,376  35.2%
MARX, JOHN  ROBERT            USA          29,563,458  35.2%
MASSEY, STEWART  R.           USA          29,563,431  35.2%
MASSOT, SYLVAIN  P.           France       29,563,085  35.2%
MASUCCI, FERDINAND  D.        USA          29,563,501  35.2%
MATSCHULLAT, ROBERT  W.       USA          29,563,973  35.2%
MAUDE, FRANCIS  ANTHONY       UK           29,563,085  35.2%
MAYER, KIMBALL  P.            USA          29,563,374  35.2%
MAYNARD JR,  WALTER           USA          29,563,533  35.2%
MAYOROS, ALAN  E.             USA          29,563,391  35.2%
MAZZILLI, PAUL  J.            USA          29,565,618  35.3%
MAZZUCCHELLI, MARCO G.        Italy        29,563,085  35.2%
MCARTHUR, JAMES               New Zealand  29,563,085  35.2%
MCCARTHY,  ANTHONY  P.        USA          29,563,548  35.2%
MCCLELLAND, W.  CARTER        USA          29,563,950  35.2%
MCCOMBE, WILLIAM  D.          Australia    29,563,435  35.2%
MCCONNELL, JOSEPH  M.         USA          29,564,410  35.2%
MCDONNELL GAIL  P.            USA          29,563,085  35.2%
MCDONNELL, CLARK  D.          USA          29,563,465  35.2%
MCDONOUGH, PATRICK  J.        USA          29,563,374  35.2%
MCGEEHAN,  JOHN  D.           USA          29,563,412  35.2%
MCGUINNESS, NANCY  A.         USA          29,563,114  35.2%
MCILROY, WILLIAM              USA          29,563,299  35.2%
MCKENZIE, RAYMOND  J.         USA          29,563,717  35.2%
MCLAUGHLIN, GREGORY           USA          29,563,852  35.2%
MCMAHON, WILLIAM  C.          USA          29,564,496  35.3%
MEEKER, MARY  G.              USA          29,563,198  35.2%
MERLIS, SCOTT  F.             USA          29,564,043  35.2%
MERRITT,  PETER  G.           USA          29,563,312  35.2%
MERSON, VLADIMIR              USA          29,563,423  35.2%
METZLER, ROBERT  A.           USA          29,563,901  35.2%
MEYER,  JOSEPH  F.            USA          29,563,410  35.2%
MEYER, BRUCE  A.              USA          29,564,923  35.3%
MICHNOWICH, SALVATORE E.      USA          29,563,973  35.2%
MICIONI, PETER  J.            USA          29,563,316  35.2%
MILLER, FREDERIC  A.          USA          29,563,351  35.2%
MILLER, PAUL  S.              USA          29,563,493  35.2%

MILUNOVICH,  STEVEN  M.      USA          29,563,166  35.2%
MINERD, B.  SCOTT            USA          29,563,489  35.2%
MINK, SUSAN  W.              USA          29,563,676  35.2%
MINTON,  PETER  A.           USA          29,563,201  35.2%
MIRABILE,  KEVIN  R.         USA          29,563,373  35.2%
MISSETT, BRUCE  M.           USA          29,563,342  35.2%
MIZEN, GREG  E.              USA          29,563,422  35.2%
MLOTOK, PAUL  D.             USA          29,563,546  35.2%
MOELLER, SCOTT  D.           USA          29,564,482  35.3%
MOLE,  MARIE  L.             USA          29,563,384  35.2%
MOLLOY, WILLIAM  S.          USA          29,563,717  35.2%
MOONIER,  JAMES  F.          USA          29,563,374  35.2%
MOORE JR,  DONALD  A.        USA          29,563,852  35.2%
MORAN, JOHN  G.              USA          29,563,595  35.2%
MORE, DANIEL  B.             USA          29,563,085  35.2%
MORGAN, DAVID  H.            UK           29,563,085  35.2%
MORPHETT,  JONATHAN  G.      USA          29,563,395  35.2%
MORTIMER, PATRICK  J.        USA          29,563,345  35.2%
MOSCATI, LEONARD  F.         USA          29,563,440  35.2%
MOURRE, MARC                 France       29,563,795  35.2%
MOZER, FRANCINE  L.          USA          29,563,439  35.2%
MULLANEY, BRIAN  V.          USA          29,563,085  35.2%
MULLER, PETER                USA          29,563,099  35.2%
MULLER, THOMAS  R.           USA          29,563,474  35.2%
MUNARI, ANDREA               Italy        29,563,085  35.2%
MUNEMURA, KENJI              Japan        29,563,085  35.2%
MUNGER, STEPHEN  R.          USA          29,563,488  35.2%
MURPHY, CHARLES  W.          USA          29,563,285  35.2%
MURPHY, DANIEL  H.           USA          29,563,461  35.2%
MURPHY, DAVID  J.            USA          29,563,455  35.2%
MURPHY, KEVIN  C.            USA          29,563,394  35.2%
MURRAY,  PETER  J.           UK           29,563,085  35.2%
MURRAY, EILEEN  K.           USA          29,563,462  35.2%
MURRAY, MIRIAM  E.           USA          29,563,545  35.2%
NADOSY, PETER                USA          29,563,901  35.2%
NAKADA, KENJI                Japan        29,563,085  35.2%
NAKAGAWA, HIROSHI            Japan        29,563,085  35.2%
NAKAMICHI, KEN               Japan        29,563,085  35.2%
NASON, PETER  G.             USA          29,563,234  35.2%
NEAMTU, ALEXANDER            USA          29,564,434  35.3%
NEEDHAM, PETER  A.           USA          29,563,725  35.2%
NELSON, THOMAS  R.           USA          29,564,760  35.3%
NEUBERGER,  MARK  A.         USA          29,563,326  35.2%
NEUBOHN, NANEEN  H.          USA          29,563,759  35.2%
NEUMANN, GREGORY  W.         USA          29,564,047  35.2%
NEWCOMB,  PHILIP  V.         USA          29,563,374  35.2%
NEWHOUSE, STEPHAN  F.        USA          29,563,759  35.2%
NEWMAN, DAVID  F.            USA          29,563,421  35.2%
NEWMAN, PATRICIA  L.         USA          29,563,435  35.2%
NICOL, DAVID                 UK           29,565,436  35.3%
NIEHAUS, CHRISTOPHER  J.     USA          29,563,489  35.2%
NIEHAUS, ROBERT  H.          USA          29,565,167  35.3%
NOBLE III,  ROBERT  D.       USA          29,565,163  35.3%
NOSSEIR, AMR  M.             USA          29,563,265  35.2%
NOUJAIM, ALEXANDER  J.       USA          29,563,280  35.2%
OBERLIN, DANA  M.            USA          29,563,412  35.2%
O'BRIEN, DONALD  S.          USA          29,563,440  35.2%
O'BRIEN, JAMES  M.           USA          29,563,412  35.2%
OCAMPO, EDWARD  J.           USA          29,563,258  35.2%
OELERICH III, FRANCIS  J.    USA          29,563,395  35.2%
O'FLYNN, THOMAS  M.          USA          29,563,395  35.2%
O'FRIEL,  MARK  L.           USA          29,563,085  35.2%
O'HARE, MICHAEL  T.          USA          29,563,449  35.2%
O'KEEFE, WILLIAM  B.         USA          29,563,496  35.2%
OKUSU, TAIJI                 Japan        29,563,085  35.2%
O'LEARY, WILLIAM  F.         USA          29,564,138  35.2%
OLESKY,  JONATHAN  D.        USA          29,563,367  35.2%
OLSEN, WARREN                USA          29,563,489  35.2%
ONUMA, TAKASHI               Japan        29,563,298  35.2%
ORMEROD, MARK                UK           29,563,085  35.2%
O'SHEA, PETER  C.            Ireland      29,572,517  35.3%
OVERLANDER, KEITH  F.        USA          29,563,150  35.2%
OZEKI, TOSHIO                USA          29,563,355  35.2%
PAGLIARI, MICHAEL            UK           29,563,085  35.2%
PALMIOTTI, JOSEPH  C.        USA          29,563,085  35.2%
PANDIT, VIKRAM  S.           India        29,563,717  35.2%
PANNELL, CAROL  AMANDA       UK           29,563,085  35.2%
PARKER,  ANDREW  M.          USA          29,563,243  35.2%
PARKER, KEVIN  E.            USA          29,563,531  35.2%
PASCIUCCO,  GERARD           USA          29,563,395  35.2%
PASTRANA,  GEORGE            USA          29,563,170  35.2%

PATEL, MUKESH  D.             USA       29,563,391  35.2%
PATENGE, DAVID  W.            USA       29,563,731  35.2%
PATE, BRUCE  A.               USA       29,563,267  35.2%
PAVONCELLI,  RICCARDO         Italy     29,563,085  35.2%
PECORI GIRALDI, GALEAZZO      Italy     29,565,557  35.3%
PEISCH, CHRISTOPHER  L.       USA       29,564,187  35.2%
PELGRIFT, JAMES  D.           USA       29,563,965  35.2%
PELLECCHIO, RALPH  L.         USA       29,563,543  35.2%
PELOSKY  JR, ROBERT  J.       USA       29,563,206  35.2%
PENINGTON, MICHAEL            UK        29,563,411  35.2%
PEREIRA, PAULO  C.            Portugal  29,563,085  35.2%
PERELLA, JOSEPH R.            USA       29,563,085  35.2%
PETERSON, WAYNE  D.           USA       29,563,415  35.2%
PETERS,  HANS  PETER          Germany   29,563,085  35.2%
PETERY, ANDRAS  R.            USA       29,563,852  35.2%
PETITGAS, FRANCK  R.          USA       29,563,085  35.2%
PETRICK, MICHAEL  J.          USA       29,563,323  35.2%
PETRILLI,  ANTHONY  M.        USA       29,563,384  35.2%
PETRI, LAWRENCE  M.           USA       29,563,450  35.2%
PETROW, CHRISTOPHER  G.       USA       29,563,409  35.2%
PLACENTRA, DANIEL  R.         USA       29,563,319  35.2%
PLATTER,  DAVID  M.           USA       29,563,413  35.2%
PLATT,  RUSSELL  C.           USA       29,563,395  35.2%
POCHTAR, ELAINE  N.           USA       29,563,435  35.2%
POOR, DAVID  B.               USA       29,563,453  35.2%
PORTER,  J.  DONALD           USA       29,563,137  35.2%
PORTE, THIERRY  G.            USA       29,565,748  35.3%
PORTOGALLO, RICHARD           USA       29,563,407  35.2%
POULTON, ROGER                UK        29,563,449  35.2%
PRATT, FRANK  T.              USA       29,563,852  35.2%
PRINCE, SCOTT  S.             USA       29,563,194  35.2%
PUTCHA, RAMAKRISHNA  N.       USA       29,563,458  35.2%
QUARTNER, DOUGLAS  M.         USA       29,565,471  35.3%
QUATTRONE, FRANK  P.          USA       29,563,610  35.2%
QUERY  JR, JAMES  B.          USA       29,563,373  35.2%
RABIN, MICHAEL D.             USA       29,563,146  35.2%
RANDOLPH  III, GUY  D.        USA       29,563,346  35.2%
RANKINE, NIGEL  J.            UK        29,563,085  35.2%
RANKOWITZ, MICHAEL  L.        USA       29,563,538  35.2%
RAULT III,  JOSEPH  M.        USA       29,563,610  35.2%
RAVITZ,  LESLIE  C.           USA       29,563,166  35.2%
REEKE, GAIL  HUNT             USA       29,563,444  35.2%
REFVIK, OLAV  N.              Norway    29,563,282  35.2%
REID,  WILLIAM  R.            USA       29,563,085  35.2%
REILLY,  TIMOTHY  B.          USA       29,563,455  35.2%
REILLY, CHRISTINE  I.         USA       29,563,595  35.2%
REIS,  NORBERT  J.            Germany   29,563,085  35.2%
REMEC, MARKO  C.              USA       29,563,435  35.2%
RENEHAN, DAVID                USA       29,563,852  35.2%
RENTON, STEPHEN               UK        29,566,525  35.3%
RESTAINO, PAOLO  ANTHONY      Italy     29,563,085  35.2%
REVELLI, PAOLO                Italy     29,563,085  35.2%
REYNOLDS, RALPH  F.           USA       29,563,198  35.2%
RICHARDSON, BLAIR E.          Canada    29,563,717  35.2%
RICHARDSON, GERALD  P.        USA       29,563,473  35.2%
RICHTER, MARIA  DEL CARM      Panama    29,563,085  35.2%
RIEFLER, LINDA  H.            USA       29,563,374  35.2%
RIEPER, ALAN  G.              USA       29,563,085  35.2%
RILEY,  THOMAS  R.            USA       29,563,629  35.2%
ROACH, STEPHEN  S.            USA       29,563,493  35.2%
ROBBINS, DAVID  I.            USA       29,563,371  35.2%
ROBERTS, JOHN  A.             UK        29,563,419  35.2%
ROBEY,  SIMON  C.             UK        29,563,085  35.2%
ROBICHAUD,  RENE  J.          Canada    29,563,371  35.2%
ROBINO, CHRISTOPHER  M.       USA       29,563,278  35.2%
ROBINSON,  JOHN  D.           USA       29,563,390  35.2%
ROCHE, DAVID  C.              Ireland   29,572,046  35.3%
RODMAN, KEVIN  L.             USA       29,563,424  35.2%
ROHRBACH III,  CLAYTON  J.    USA       29,563,901  35.2%
ROOKWOOD, MARK  S.            USA       29,563,323  35.2%
ROSEMAN, CAREN  R.            USA       29,563,757  35.2%
ROSENTHAL,  RICHARD  S.       USA       29,563,461  35.2%
ROSENTHAL, NORMAN             USA       29,563,575  35.2%
ROSE, ANTHONY                 UK        29,563,085  35.2%
ROWLEY, ANDREW  F.            USA       29,563,618  35.2%
RUNDE, JAMES  A.              USA       29,563,863  35.2%
SACHS, NED  R.                USA       29,566,470  35.3%
SAITO, MAKOTO                 Japan     29,563,085  35.2%
SALANT, MARSHAL  L.           USA       29,563,435  35.2%
SALZMAN, JEFFREY  H.          USA       29,563,852  35.2%
SAMA, ALOK                    USA       29,563,374  35.2%

SANDBERG, BRUCE  R.           USA       29,563,442  35.2%
SANDLING III,  M.  JAMES      USA       29,563,395  35.2%
SARGENT, ROBERT  A.           UK        29,563,085  35.2%
SASAKI, MAMI                  Japan     29,563,085  35.2%
SAUNDERS, RICHARD  J.         UK        29,563,085  35.2%
SAXE, SUSAN  E.               USA       29,563,434  35.2%
SAXTON, THOMAS  J.            USA       29,563,336  35.2%
SCHAAFF JR, HAROLD  J.        USA       29,563,387  35.2%
SCHEUER, ALAN                 USA       29,563,085  35.2%
SCHLUETER,  JAMES  B.         USA       29,563,365  35.2%
SCHNEIDER, DONALD  J.         USA       29,563,432  35.2%
SCHWARTZ, RICHARD  C.         USA       29,563,085  35.2%
SCHWEITZER, SAMUEL            USA       29,563,490  35.2%
SCOTT, ANDREW  C.             USA       29,563,493  35.2%
SCOTT, CHARLES  H.            UK        29,566,187  35.3%
SCOTT, ROBERT  G.             USA       29,563,973  35.2%
SEBULSKY, ALAN  M.            USA       29,563,442  35.2%
SEIBALD, JACK  D.             USA       29,563,085  35.2%
SEIGEL, MARK  A.              USA       29,564,917  35.3%
SEN, BIDYUT  C.               India     29,563,717  35.2%
SETHI, VINOD  R.              USA       29,563,245  35.2%
SEXAUER, STEPHEN  C.          USA       29,563,370  35.2%
SEXTON, O.  GRIFFITH          USA       29,563,901  35.2%
SHAH, DHIREN  H.              USA       29,563,415  35.2%
SHAKESHAFT, JOHN  CHARLES     UK        29,563,085  35.2%
SHAPIRO, JOHN  A.             USA       29,563,586  35.2%
SHAY, DEWEY  K.               USA       29,563,395  35.2%
SHEAR, NEAL  A.               USA       29,563,759  35.2%
SHEA,  THOMAS  J.             USA       29,563,398  35.2%
SHEA, DENNIS  F.              USA       29,564,023  35.2%
SHELTON, RICHARD  DAVID       USA       29,563,273  35.2%
SHEN, BING                    China     29,563,385  35.2%
SHERVA, DENNIS  G.            USA       29,563,901  35.2%
SHORT, CHARLES  B.            USA       29,563,465  35.2%
SHORT, MARIUM  A.             USA       29,563,453  35.2%
SICA, FRANK                   USA       29,563,759  35.2%
SIMONIAN, JON  D.             USA       29,566,452  35.3%
SINE, JEFFREY  A.             USA       29,563,453  35.2%
SINE, THOMAS                  USA       29,563,412  35.2%
SIPPRELLE, DWIGHT  D.         USA       29,563,443  35.2%
SIPPRELLE, SCOTT  M.          USA       29,563,293  35.2%
SITLINGTON III, JAMES  R.     USA       29,563,267  35.2%
SKIBA, JACK  L.               USA       29,563,463  35.2%
SLADKUS, MARK  H.             USA       29,563,716  35.2%
SLAINE, DAVID  R.             USA       29,563,379  35.2%
SMITH,  ROBERT  S.            USA       29,563,090  35.2%
SMITH, CHARISSA  H.           USA       29,563,432  35.2%
SMITH, JUDITH  A.             USA       29,563,564  35.2%
SMITH, MICHAEL  K.            USA       29,563,289  35.2%
SMITH, PAUL  E.               USA       29,563,418  35.2%
SONNENBORN, MONROE  R.        USA       29,563,567  35.2%
SORREL,  LAWRENCE  B.         USA       29,563,395  35.2%
SOTER, ARTHUR  P.             USA       29,563,746  35.2%
SPECTOR,  ALVIN  H.           USA       29,563,412  35.2%
SPELLMAN, MICHAEL  F.         USA       29,563,493  35.2%
SPENCE, ANTHONY  D.           UK        29,563,085  35.2%
SPITZLEY, RAY  L.             USA       29,563,085  35.2%
SPOSITO, CLAUDIO              Italy     29,563,085  35.2%
STEWART, JOHN  R.             USA       29,563,642  35.2%
STOCKMAN, MICHAEL  G.         USA       29,563,085  35.2%
STOCKWELL, DAVID  W.          UK        29,563,548  35.2%
STONEFIELD, STEPHEN           USA       29,565,217  35.3%
STONEHILL, CHARLES            UK        29,566,610  35.3%
STONE, DUNCAN  R.             UK        29,563,085  35.2%
STOTT, PETER                  UK        29,565,259  35.3%
STRAUS, JOHN  A.              USA       29,563,481  35.2%
STRONG,  WILLIAM  H.          USA       29,563,085  35.2%
STRUBLE, K.  LYNN  MEDLIN     USA       29,563,376  35.2%
STUDZINSKI, JOHN  J.          USA       29,566,502  35.3%
STURZENEGGER, RONALD  D.      USA       29,563,395  35.2%
STUX, IVAN  E.                USA       29,563,534  35.2%
STYNES, JAMES  B.             USA       29,564,196  35.2%
SUMNERS, DAVID                UK        29,584,427  35.3%
SWIFT, RICHARD  W.            USA       29,563,525  35.2%
SZILASI, WILLIAM  J.          USA       29,563,530  35.2%
TAGGART, RICHARD  G.          USA       29,563,345  35.2%
TAKASUGI, TETSUO              Japan     29,563,457  35.2%
TANNER, JAMES  L.             USA       29,566,892  35.3%
TAN,  TOMMY  CHIN-CHIU        Thailand  29,563,085  35.2%
TARADASH, MICHAEL  H.         USA       29,563,296  35.2%
TARIKA, ROGER  C.             USA       29,563,454  35.2%

TAUBMAN,  PAUL  J.            USA          29,563,395  35.2%
TAYLOR, DAVID  J.             USA          29,563,371  35.2%
TAYLOR, ROSS                  UK           29,566,136  35.3%
TELL, MARTIN  R.              USA          29,563,332  35.2%
TEMPLE,  MICHAEL  A.          USA          29,563,403  35.2%
THARNSTROM, CHARLES  A.       USA          29,563,362  35.2%
THEES, THOMAS  M.             USA          29,563,464  35.2%
THOMAS, OWEN  D.              USA          29,563,374  35.2%
THOMAS, PHILIP  M.            UK           29,563,085  35.2%
THOMAS, RICHARD  H.           UK           29,563,783  35.2%
TILLEY, JAMES  A.             Canada       29,563,759  35.2%
TOPPER, DAVID  J.             USA          29,563,488  35.2%
TOPTANI, PHILIPPA  ANN        UK           29,563,085  35.2%
TOROP, ROBERT                 USA          29,563,354  35.2%
TOWSE, ROBERT  C.             USA          29,563,717  35.2%
TRACY, JOHN  M.               USA          29,563,085  35.2%
TRENCHARD,  DAVID  F.         UK           29,563,085  35.2%
TSAI,  ANDREW  S.             Hong Kong    29,563,085  35.2%
TUFARIELLO, ANTHONY  B.       USA          29,563,342  35.2%
TULP,  ALLAN  J.              USA          29,563,443  35.2%
TWIST, CAROLYN  M.            UK           29,563,085  35.2%
TYNAN, BRENDAN TIMOTHY        UK           29,567,092  35.3%
UVA,  MICHAEL  D.             USA          29,563,424  35.2%
VADALA JR,  CHARLES  F.       USA          29,563,820  35.2%
VALLET, JUAN  M.              USA          29,563,307  35.2%
VAN DYKE  V, HENRY            USA          29,563,395  35.2%
VAN NIEUWENHUIZEN, JAN  L.    Netherlands  29,563,085  35.2%
VAUGHAN, GREGORY  V.          USA          29,563,289  35.2%
VIVEASH, F.  THOMAS           UK           29,568,618  35.3%
VON ARENTSCHILDT, CHARLES     USA          29,563,467  35.2%
VON NATHUSIUS, FRIEDRICH      Germany      29,563,085  35.2%
VON SCHRODER, BENEDIKT        Germany      29,563,428  35.2%
VON UFFEL, GEORGE  KURT       USA          29,564,347  35.2%
VOREYER, ROBERT  J.           USA          29,563,335  35.2%
VOUTE, GUSTAVE  A.            Netherlands  29,564,280  35.2%
WADSWORTH JR,  JOHN  S.       USA          29,563,973  35.2%
WAGNER, GLENN  N.             USA          29,563,212  35.2%
WAHL, FREDERICK  J.           USA          29,563,345  35.2%
WALLACE, WILLIAM              USA          29,563,852  35.2%
WALSH JR,  FREDERICK  R.      USA          29,563,532  35.2%
WALSH, MARK  K.               USA          29,563,440  35.2%
WALTON III,  WILLIAM  H.      USA          29,563,746  35.2%
WARD,  P.  STEWART            USA          29,563,401  35.2%
WARD, J.  STEVEN              UK           29,678,615  35.4%
WARNER, PHILIP  WARD          USA          29,563,578  35.2%
WASSON, DAVID  F.             USA          29,563,395  35.2%
WATERS, STEPHEN  M.           USA          29,563,859  35.2%
WATJEN, THOMAS  R.            USA          29,563,493  35.2%
WATSON, GORDON  O.            USA          29,563,432  35.2%
WAXMAN, SCOTT                 USA          29,563,267  35.2%
WEAVER,  IAN  L.              UK           29,563,432  35.2%
WEBER,  JON  F.               USA          29,563,163  35.2%
WEBLEY, JOHN                  UK           29,564,847  35.3%
WELLEMEYER, JOHN  C.          USA          29,567,232  35.3%
WENDELL, JONATHAN  P.         USA          29,566,959  35.3%
WESTERFIELD,  JOHN            USA          29,563,127  35.2%
WESTERINK, ERIK  J.           Netherlands  29,563,085  35.2%
WESTON,  MICHAEL  A.          New Zealand  29,563,085  35.2%
WHALEN,  PATRICK  J.          USA          29,563,201  35.2%
WHELAN, THOMAS  B.            USA          29,563,717  35.2%
WHITEHAND, ROBERT  C.         UK           29,570,503  35.3%
WHITE, THOMAS  G.             USA          29,563,392  35.2%
WIEN, BYRON  R.               USA          29,563,852  35.2%
WIJNBERG, SANDRA  SASSER      USA          29,563,907  35.2%
WILEY, JANET  M.  DESEL       USA          29,564,073  35.2%
WILLIAMS, JEFFREY  P.         USA          29,563,759  35.2%
WILLNER, ANDREW  D.           UK           29,563,085  35.2%
WILSON, KIRK  R.              USA          29,563,415  35.2%
WINTERS, PHILIP  W.           USA          29,563,533  35.2%
WIPF,  THOMAS  G.             USA          29,563,416  35.2%
WISCOMB, THOMAS  T.           USA          29,563,964  35.2%
WOLKOWITZ, BENJAMIN           USA          29,564,346  35.2%
WOOD, JEROME  C.              USA          29,563,551  35.2%
WOOLFORD, ANDREW  K.          USA          29,563,114  35.2%
WOOLWORTH JR,  RICHARD  G.    USA          29,563,526  35.2%
WRIGHT II, WILLIAM  H.        USA          29,563,374  35.2%
YAFFE, RANDY  S.              USA          29,563,412  35.2%
YAMADA, HARUNOBU              Japan        29,563,444  35.2%
YAMAMOTO, TAKATOSHI           Japan        29,563,085  35.2%
YAMANE,  STEVEN  K.           USA          29,563,379  35.2%
YANKOU, THOMAS  J.            USA          29,563,346  35.2%
YOUNG, JOAN  P.               USA          29,563,465  35.2%
YUKI, KOHEI                   Japan        29,563,085  35.2%
ZAOUI, MICHAEL  A.            France       29,565,145  35.3%
ZAUMSEIL, BRICE  W.           USA          29,563,362  35.2%
ZIAI,  YOUSSEF                UK           29,563,085  35.2%
ZICHERMAN, JOSEPH  R.         USA          29,563,305  35.2%
ZICK JR, ALFORD  E.           USA          29,563,379  35.2%
ZORN, ERNEST  P.              USA          29,563,400  35.2%
ZUCKERT, MICHAEL  S.          USA          29,563,418  35.2%

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Morgan Stanley Group Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 1251 Avenue of the Americas, New York, New York 10020.

Item 2.   Identity and Background.
          -----------------------

     (a)-(c), (f) The cover sheets to this statement and Appendix A hereto contain the names of the persons (the "Reporting Persons") who beneficially own Shares that are subject to the voting and any disposition restrictions set forth in the employee Stockholders' Agreement and/or any of the Plan Agreements, all as described in Item 6, to which such persons are party to and on whose behalf this filing is made. The cover sheets to this statement and Appendix A provide the name, citizenship and aggregate amount beneficially held by each Reporting Person. The business address of each of the Reporting Persons is 1251 Avenue of the Americas, New York, NY 10020.

     (d)-(e) No Reporting Person during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds
          or Other Consideration.
          --------------------------

     The Shares held by the Reporting Persons are beneficially owned pursuant to one or more of the following:

     (1) Pursuant to the recapitalization (the "Recapitalization") effective February 14, 1986 in which holders of the Company's then outstanding privately-held common stock and non-cumulative preferred stock received Shares, and holders of the Company's outstanding $8 cumulative senior preferred stock received shares of $8 Cumulative Convertible Preferred Stock, stated value $100 per share (the "Convertible Preferred Shares"), all of which were subsequently converted into Shares (the Shares beneficially owned pursuant to such Recapitalization (including through the conversion of the Convertible Preferred Shares) being referred to herein as "Recapitalization Shares");

     (2) Pursuant to participation in the Company's 1986 Stock Option Plan (the "Option Plan"), the Company's Performance Unit Plan (the "PUP Plan"), the Company's 1988 Equity Incentive Compensation Plan (the "Equity Incentive Plan") and/or the Morgan Stanley International Profit Sharing Scheme (the "U.K. Profit Sharing Plan") and/or similar employee benefit plans or arrangements (the Option Plan, the PUP Plan, the Equity Incentive Plan and such other plans or arrangements are referred to collectively as the "Plans", and the Shares beneficially owned pursuant to participation in such Plans being referred to herein as "Benefit Plan Shares"); and

     (3) Pursuant to privately negotiated or open market transactions (the Shares beneficially owned pursuant to such transactions being referred to herein as "Separately Acquired Shares").

     In addition, many of the Reporting Persons are participants in the Morgan Stanley Group Inc. and Subsidiaries Employee Stock Ownership Plan (the "ESOP"), under which they have been allocated shares of the Company's ESOP Convertible Preferred Stock (the "ESOP Stock"). Shares of ESOP Stock are convertible into Shares, and shares of ESOP Stock are entitled to vote on all matters submitted to a vote of the holders of Shares, voting together with the holders of Shares as one class, all as described more fully below.

     Each Reporting Person's Recapitalization Shares, if any, were acquired in exchange for such Person's shares of the Company's privately-held common stock and non-cumulative preferred stock and/or a result of the conversion of the Convertible Preferred Shares; each Reporting Person's Benefit Plan Shares and shares of ESOP Stock, if any, were acquired pursuant to the terms of the Company's Plans and the ESOP, respectively, in consideration of services rendered and, in the case of Shares to be acquired pursuant to an exercise of options granted under a Plan will be acquired by payment of the exercise price of the option, and each Reporting Person's Separately Acquired Shares, if any, were acquired by payment of personal funds or as a gift.

Item 4.   Purpose of Transaction.
          ----------------------

     The Recapitalization was effected as of February 14, 1986, and the Recapitalization Shares were acquired in order to facilitate an initial public offering of the Company's Shares. Prior to the Recapitalization, the then Managing Directors and Principals of Morgan Stanley & Co. Incorporated, a subsidiary of the Company, owned all of the Company's common stock. After the Recapitalization and the initial public offering of the Company's Shares, such Managing Directors and Principals (as a group) owned approximately 79% of the Company's Shares, the voting and disposition of which were subject to the Stockholders' Agreement (defined below in Item 6). The voting and disposition restrictions currently applicable to the Recapitalization Shares are discussed in Item 6.

     Option Plan

     The purpose of the Option Plan is to provide an incentive to certain Managing Directors, Principals, officers, key employees and consultants of the Company and its subsidiaries ("Certain Personnel") to remain in the employ of the Company and such subsidiaries and to increase their interest in the success of the Company by offering them an opportunity to obtain a proprietary interest in the Company through the grant of options to purchase Shares. The Option Plan provides for the issuance of incentive stock options ("Incentive Stock Options") which meet the requirements of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), options that are not qualified under the Code ("Nonqualified Options" and collectively with the Incentive Stock Options, the "Options") and stock appreciation rights ("Stock Appreciation Rights"). A compensation committee appointed by the Company's Board of Directors (the "Compensation Committee"), which is required to consist of at least three disinterested persons, administers the Option Plan and selects the particular eligible persons who will receive grants of Options and Stock Appreciation Rights and the number of Shares that will be subject thereto.

     The exercise price of an Option granted under the Option Plan may not be less than 100% of the fair market value of the Shares subject to the Option as of the date the Option is granted, as determined by the Compensation Committee. An Option becomes exercisable at a rate of one-third of the number of Shares covered by such Option after each of the first three anniversaries of the date of grant, unless the Compensation Committee otherwise provides. All Options, other than Incentive Stock Options, are required to expire within 10 years and one day of the date of grant.

     The Compensation Committee also has adopted certain additional terms and conditions for the grant of options ("U.K. Approved Options") to Certain Personnel under the jurisdiction of the United Kingdom in order to permit such persons to qualify for favorable tax treatment under the laws of the United Kingdom.

     The individual Option Agreement entered into by any Reporting Person pursuant to the Option Plan (an "Option Agreement") contains restrictions on voting and disposition of any Shares acquired pursuant to the Option Plan that are similar to the restrictions applicable to the Recapitalization Shares (as discussed in Item 6). Shares issued, or issuable, to U.K. employees, however, are not subject to voting or disposition restrictions.

     The Option Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors authorizing its termination and (ii) March 21, 1996.

     PUP Plan

     The purpose of the PUP Plan is to benefit and advance the interests of the Company and its subsidiaries by rewarding Certain Personnel for their contributions to the financial success of the Company and thereby motivate them to continue to make such contributions in the future by awarding performance units (the "Performance Units") whose value is determined by reference to earnings per share of the Shares over a stated period of time. Performance Units are awarded, and the PUP Plan is administered, by the Compensation Committee.

     The value of a Performance Unit is equal to the Company's consolidated earnings per share (as determined by the Compensation Committee in accordance with the terms of the PUP Plan) during the period commencing on the first date of the Company's fiscal quarter which includes the date as of which a Performance Unit is awarded (the "Base Date") and ending on the earlier of (i) the last day of the Company's fiscal year which includes the date on which such Performance Unit is awarded and (ii) the last day of the Company's fiscal quarter in which a participant's employment is terminated by reason of death, long-term disability or retirement, or to such other date as is determined by the Compensation Committee (the "Valuation Date"). After the value of Performance Units is determined, such value generally will be distributed to the recipient in equal installments on or as soon as practicable following each of the first and second anniversaries of the Valuation Date. The PUP Plan provides that 50% of each installment of such value is paid in Shares, and the balance is paid in cash, although the Compensation Committee may increase the percentage paid in cash or in Shares.

     The individual PUP Agreement entered into by a Reporting Person pursuant to the PUP Plan (a "PUP Agreement") contains restrictions on voting and disposition of any shares acquired that are similar to the restrictions applicable to the Recapitalization Shares (as discussed in Item 6). Shares issued to U.K. employees, however, are not subject to voting or disposition restrictions.

     The PUP Plan will terminate upon the earlier of (i) the adoption of a resolution of the Board of Directors terminating such Plan and (ii) March 21, 1996.

     Equity Incentive Plan

     The Equity Incentive Plan was adopted by the Board of Directors of the Company on December 6, 1988 and approved by the Company's stockholders on May 4, 1989. The purpose of the Equity Incentive Plan is to attract, retain and motivate Certain Personnel, to compensate them for their contributions to the growth and profits of the Company and to encourage ownership by them of Shares of the Company. Awards under the Equity Incentive Plan may be in the form of Shares, stock units and/or options to purchase Shares. Shares issued pursuant to the Equity Incentive Plan may, in the discretion of the Compensation Committee, be made subject to the same voting restrictions that are set forth in the Stockholders' Agreement and in the Option and PUP Agreements. The Compensation Committee administers the Equity Incentive Plan, approves the eligible participants who will receive awards and has the power to fix and accelerate vesting periods.

     Under the terms of the Equity Incentive Plan, the Compensation Committee may grant Shares, valued at a discount (not to exceed 50%) of fair market value as of the date of grant (a "Stock Award"), in lieu of, or in addition to, all or a portion of a participant's cash incentive compensation for a particular year. A participant may be allowed to elect to receive a portion of this award in the form of options to acquire Shares (an "Option Award") or to receive additional Shares or options in lieu of some or all of the cash portion of his compensation. Awards may also be made in the form of units ("Stock Unit Award") representing the number of Shares a participant would otherwise have been eligible to receive under a Stock Award (a "Stock Unit"). A participant may also elect to receive Stock Units in lieu of some or all of the cash portion of his compensation.

     An Option Award entitles the participant to acquire a specified number of Shares at an exercise price of no less than 50% of fair market value on the date of the award, as determined by the Compensation Committee. Options vest and become exercisable in accordance with a schedule established by the Compensation Committee. The exercise price may be paid in cash or Shares or a combination thereof. The ability to pay the option price in Shares would, unless prohibited by the Compensation Committee, enable an optionee to engage in a series of successive stock-for-stock exercises of an option and thereby fully exercise an option with little or no cash investment by the optionee. Option Awards expire not later than ten years from the date of award.

     The Company may require a participant to pay a sum to the Company or, pursuant to reduced Share delivery provisions, the

Company may retain the number of Shares having an equivalent value as may be necessary to cover any taxes or charges imposed with respect to property or income received by a participant pursuant to the Equity Incentive Plan.

     Recipients of Stock Awards are entitled to exercise voting rights and receive dividends with respect to the Shares underlying such awards upon receipt of such awards. Recipients of Stock Unit Awards are entitled to receive amounts equivalent to dividends with respect to the Shares underlying such awards prior to receipt of such Shares. The Stock Units vest and convert into Shares in accordance with a schedule established by the Compensation Committee. On March 6, 1991 the Company established a trust (the "Trust") pursuant to the Trust Agreement between the Company and State Street Bank and Trust Company, as Trustee (the "Trustee"), dated March 5, 1991 (the "Trust Agreement") pursuant to which the Shares that correspond to Stock Unit Awards are placed in the Trust pending such vesting and conversion. Subject to the Company's right to amend or terminate the Trust at any time, the terms of the Trust Agreement permit the active employees of the Company who are holders of Stock Units to direct the vote of the Shares held in the Trust for purposes of the Preliminary Vote, as described in Item 6. Shares underlying Stock Units awarded to Japanese local hires or expatriates working in Japan ("Japanese Participants") are not held in the Trust and therefore Japanese Participants do not have voting rights with respect to their Stock Units. In accordance with the terms of the Voting Agreement between the Trustee and the Company dated March 5, 1991, the Trustee has the obligation to vote the Shares held in the Trust in accordance with the result of the Preliminary Vote described in Item 6.

     Subsequent to May 2, 1991 up to an aggregate of 24,000,000 Shares may be issued pursuant to the Option Plan, the PUP Plan and the Equity Incentive Plan.

     U.K. Profit Sharing Plan

     Shares purchased on behalf of certain Reporting Persons pursuant to the U.K. Profit Sharing Plan are purchased with profit-sharing awards and are held pursuant to the terms of the U.K. Profit Sharing Plan for investment purposes. Such Shares are not subject to the restrictions on voting and disposition contained in the Stockholders' Agreement.

     ESOP Stock

     Holders of ESOP Stock are entitled to vote on all matters submitted to a vote of the holders of Shares, voting together with the holders of Shares as one class. Each share of ESOP Stock is entitled to the number of votes equal to 1.35 times the number of Shares into which such share of ESOP Stock could be converted on the record date for such vote. Each Reporting Person who is a participant in the ESOP has the ability to instruct the trustee of the ESOP how to vote the shares of ESOP Stock allocated to his account. In addition, unallocated shares of ESOP Stock are voted by the trustee on a pro rata basis with the instructions received with respect to the allocated ESOP Stock. Shares of ESOP Stock are allocated to each participant in the ESOP on December 31 in each year.

     Each share of ESOP Stock is convertible into Shares by the trustee of the ESOP at any time prior to the date fixed for redemption of the ESOP Stock at an initial conversion rate of one share of ESOP Stock to one Share, which rate is subject to adjustment. On the date hereof the conversion price per share at which Shares will be issued upon conversion of any shares of ESOP Stock is $35.87 (subject to adjustment).

     The ESOP Stock is redeemable at the Company's option at $35.87 per share (subject to adjustment) plus accrued dividends at any time after September 19, 2000 and prior thereto under certain circumstances at specified prices. The Company may pay the redemption price of the ESOP Stock in cash, in Shares or a combination thereof. Neither ESOP Stock nor Shares issued to participants in the ESOP are subject to the restrictions on voting and disposition contained in the Stockholders' Agreement or the Plan Agreements, as described in Item 6.

     Separately Acquired Shares

     Separately Acquired Shares are held by Reporting Persons for investment purposes. Such Shares are not subject to the restrictions on voting and disposition contained in the Stockholders' Agreement or the Plan Agreements.

                                    *  *  *

     Except for (i) the possible acquisition from time to time of additional Separately Acquired Shares for investment purposes and (ii) the acquisition of Shares issued by the Company in the ordinary course of business pursuant to the Plans, none of the Reporting Persons has any plans or proposals which relate to or would result in their acquisition of additional Shares.

     Subject to the restrictions described in Item 6, dispositions of Shares by Reporting Persons may be made from time to time pursuant to (i) Rule 144 under the Securities Act of 1933, as amended (the "Act"), (ii) a registration statement filed under the Act or (iii) any available exemption from registration under the Act, and in accordance with the individual investment objectives of the Reporting Person disposing of such Shares.

     Except as previously described in this Item 4, the Reporting Persons as a group do not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) Items (11) and (13) of the cover page for each of the Reporting Persons are hereby incorporated by reference. As of the date of this report, the Reporting Persons as a group may be deemed to beneficially own an aggregate of 29,563,085 Shares, or approximately 35.2%. Since October 29, 1993, the retirement or termination of certain employees became effective. Such employees are no longer Reporting Persons and the Reporting Persons' beneficial ownership of Shares, after accounting for changes in the number of total Shares outstanding, decreased by 1.6%. On February 25, 1994, an aggregate of 4,784,820 Stock Units were issued resulting in an increase in the Reporting Persons' beneficial ownership of Shares of 5.52%. The Reporting Persons as a group hereby disclaim beneficial ownership of any Shares held by any Reporting Person as to which such Reporting Person has sole voting and dispositive power. Each Reporting Person hereby disclaims beneficial ownership of any Shares which may be deemed to be beneficially owned by other Reporting Persons as members of a group.

     Except as described in Schedule I, no Reporting Person has the right to acquire Shares within 60 days from the date hereof.

     (b) Items (7) - (10) of the cover page or the information provided on Appendix A for each of the Reporting Persons are hereby incorporated by reference.

     (c) Except as described in Schedule II, no Reporting Person has effected any transactions in any Shares during the past 60 days.

     (d)  None.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.
          ---------------------------------------

     Reporting Persons who own Recapitalization Shares have entered into a Stockholders' Agreement dated as of February 14, 1986 (the "Stockholders' Agreement") (Exhibit A hereto) which contains restrictions regarding the voting and disposition of the Recapitalization Shares. Pursuant to the terms of the Plans the Compensation Committee has required that participants in such Plans enter into agreements that place restrictions on the voting and disposition of Shares acquired pursuant to such Plans similar to those restrictions set forth in the Stockholders' Agreement. Options and Stock Units awarded under the Equity Incentive Plan are not transferable. In addition, the agreements or certificates setting forth the terms of awards granted under the Equity Incentive Plan impose certain vesting requirements and restrictions on transfer. Reference is hereby made to the terms of the agreements or certificates that impose such restrictions pursuant to the Option Plan, PUP Plan and Equity Incentive Plan (collectively, the "Plan Agreements"), the forms of which are included as Exhibits E, G, K, L, M, N, O and P hereto, and the following description is qualified in its entirety by reference to such Agreements.

     Each of the individuals listed on the cover sheets to this report and Appendix A hereto is a party to one or more of the Stockholders' Agreement and the Plan Agreements.

     Pursuant to the voting restrictions contained in the Stockholders' Agreement and the Plan Agreements, the Reporting Persons, prior to any vote of the stockholders of the Company at a meeting called with respect to any corporate action or before action is taken by written consent, may vote all Shares subject to the voting restrictions in a preliminary vote in such manner as each Reporting Person may determine in his sole discretion (the "Preliminary Vote"). At the subsequent stockholders' meeting or in connection with any action taken by written consent, the Reporting Persons must then vote all such Shares on the matter at issue in accordance with the vote of the majority of the Shares present and voting in the Preliminary Vote. Reporting Persons who cease to be employed by the Company or any of its subsidiaries on or prior to the date of the Preliminary Vote do not participate in the Preliminary Vote.

     The Stockholders' Agreement presently permits each Reporting Person to dispose of Recapitalization Shares and/or Shares acquired pursuant to the Option Plan and PUP Plan (together with the Recapitalization Shares, "Total Restricted Stock") in the following amounts:

                              % of Total Restricted Stock
     Age at Date of Sale          Permitted to be Sold
     -------------------      ---------------------------
        35 through 38                    10%
        39 through 42               Additional 10%

        43 through 46               Additional 10%
        47 through 49               Additional 10%
        50 and above                Additional 10%


     If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, the Stockholders' Agreement permits such Reporting Person to dispose of his Recapitalization Shares without restriction. Reporting Persons may dispose of Recapitalization Shares at any time, in any amount, regardless of the foregoing restrictions, with the consent of the Board of Directors of the Company.

     The transfer restrictions contained in the Option Agreements (excluding U.K. Approved Options) permit the transfer, at any time, without restriction, of only that number of Shares having a value equal to the excess of the fair market value (as of the date of exercise) of the Shares acquired upon exercise over the aggregate amount paid upon exercise multiplied by the highest statutory federal, state, local and foreign tax rates at the time of exercise (but in no event greater than 50% of such excess). The balance of the Shares acquired upon the exercise of such Options will be transferable only in accordance with a schedule, substantially similar to that contained in the Stockholders' Agreement, that permits the transfer of a number of such Shares representing a specified percentage of the total number of Shares held by the optionee that are subject to restrictions and according to the optionee's age. If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, these transfer restrictions will no longer apply to Shares acquired pursuant to the Option Plan.

     Except for Performance Units awarded to employees in the United Kingdom, Performance Units that have been awarded through the date hereof provide that Shares received thereunder will be transferable only in accordance with a schedule, substantially similar to that contained in the Stockholders' Agreement, that permits the transfer of a number of such Shares representing a specified percentage of the total number of Shares held by the recipient that are subject to restrictions and according to the recipient's age. If a Reporting Person ceases to be an employee of the Company or any of its subsidiaries, these transfer restrictions will no longer apply to the Shares acquired pursuant to the PUP Plan.

     With respect to awards made under the Equity Incentive Plan, a participant will vest in any Stock Awards, Stock Unit Awards or Option Awards, the restrictions on the transferability of Stock Awards will lapse and any options awarded will become exercisable all in accordance with a schedule established by the Compensation Committee. The Compensation Committee may, however, accelerate the vesting of any award, the lapse of restrictions on the transferability of any Stock Award and the date on which any option awarded first becomes exercisable. Prior to vesting and the lapse of restrictions on transferability, none of the Shares awarded may be sold, assigned, exchanged or transferred, pledged, hypothecated or otherwise disposed of or encumbered. Stock Units, whether vested or unvested, are also subject to forfeiture in circumstances specified by the Compensation Committee.

     The U.K. Profit Sharing Plan provides that Shares awarded to the participants are held by a trustee in the name and on behalf of each participant for a period of two years from the date of such award (the "Retention Period"). Each participant is fully vested in, and is the beneficial owner of, the shares held on his behalf as of the award date of the Shares. During the Retention Period, a participant may not assign, pledge or otherwise dispose of such

Shares; however, a participant is able to instruct the trustee how to vote such Shares on his behalf.

     Separately Acquired Shares are not subject to any voting or disposition restrictions.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Certain of the following exhibits, as indicated parenthetically, were previously filed as exhibits to registration statements or reports filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, respectively, and are hereby incorporated by reference to such statements or reports.


Exhibit A Stockholders' Agreement dated February 14, 1986 among the Reporting
          Persons and the Company (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit B Morgan Stanley Group Inc. Performance Unit Plan, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit C Morgan Stanley Group Inc. 1986 Stock Option Plan, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit D Trust Deed and Rules of the Morgan Stanley International Profit
          Sharing Scheme (approved under the Finance Act 1978 as amended), dated 12 November, 1987, of Morgan Stanley Group Inc., Morgan Stanley International and Noble Lowndes Settlement Trustees Limited (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit E Form of Award Agreement Under the Morgan Stanley Group Inc.
          Performance Unit Plan (Registration Statement on Form S-8 (No. 33-42464)).

Exhibit F UK Form of Award Agreement Under the Morgan Stanley Group Inc.
          Performance Unit Plan (Registration Statement on Form S-8 (No. 33-42464)).

Exhibit G Form of Nonqualified Stock Option Agreement Under the Morgan Stanley
          Group Inc. 1986 Stock Option Plan (Registration Statement on Form S-8 (No. 33-42464)).

Exhibit H Morgan Stanley Group Inc. UK Approved Stock Option Scheme, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit I Form of Morgan Stanley Group Inc. UK Approved Stock Option Agreement (Registration Statement on Form S-8 (No. 33-42464)).

Exhibit J Morgan Stanley Group Inc. 1988 Equity Incentive Compensation Plan, as amended and restated to date (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit K Form of Convertible Unit Agreement Under the Morgan Stanley Group Inc.
          1988 Equity Incentive Compensation Plan (Previously filed with
          Schedule 13D dated May 12, 1989).

Exhibit L Form of Stock Restriction Agreement Under the Morgan
          Stanley Group Inc. 1988 Equity Incentive Compensation Plan (Registration Statement on Form S-8 (No. 33-42464)).

Exhibit M Form of Option Agreement Under the Morgan Stanley Group Inc. 1988
          Equity Incentive Compensation Plan (Previously filed with Schedule 13D dated May 12, 1989).

Exhibit N Form of Stock Unit Certificate Under the Morgan Stanley Group Inc.
          1988 Equity Incentive Compensation Plan (Previously filed as Exhibit V with Amendment No. 5 to Schedule 13D dated December 31, 1990).

Exhibit O Form of Stock Option Certificate Under the Morgan Stanley Group Inc.
          1988 Equity Incentive Compensation Plan (Previously filed as Exhibit W with Amendment No. 5 to Schedule 13D dated December 31, 1990).

Exhibit P Form of Voting Agreement Under the Morgan Stanley Group Inc. 1988
          Equity Incentive Compensation Plan (Previously filed as Exhibit X with Amendment No. 5 to Schedule 13D dated December 31, 1990).

Exhibit Q Trust Agreement between Morgan Stanley Group Inc. and State Street
          Bank and Trust Company dated March 5, 1991 (Annual Report on Form 10-K for the fiscal year ended January 31, 1993).

Exhibit R Voting Agreement among Morgan Stanley Group Inc., State Street Bank and Trust Company and Other Persons Signing Similar Agreements dated March 5, 1991 (Previously filed as Exhibit Z with Amendment No. 7 to
          Schedule 13D dated March 14, 1991).

                                  Schedule I


                           RIGHTS TO ACQUIRE SHARES
                           ------------------------


     As of May 23, 1994 (60 days from March 24, 1994), 849 Reporting Persons have the right to acquire 4,986,931 Shares pursuant to the exercise of Options. No Reporting Person individually has Options presently exercisable covering more than 1% of the Shares outstanding as of the date hereof.


                                  Schedule II


                              RECENT TRANSACTIONS
                              -------------------


During the last 60 days, 15 Reporting Persons effected a transfer by gift of an aggregate of 14,950 shares of Morgan Stanley Group Inc. common stock. During such period, no Reporting Person acquired Shares in excess of 1% the Shares outstanding.

                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     March 22, 1994



                                            By:   /s/ Jonathan M. Clark
                                                ------------------------
                                                   Jonathan M. Clark
                                                   Attorney-in-Fact


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